Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Rise Energy Operating, LLC:

We consent to the use of (i) our report dated March 30, 2012 with respect to the consolidated balance sheets of Rise Energy Operating, LLC as of December 31, 2011 and 2010, and the related consolidated statements of operations, owners’ equity, and cash flows for the years ended December 31, 2011 and 2010 and for the period from February 3, 2009 (inception) to December 31, 2009 included in this Registration Statement on Form S-1 and (ii) our report dated November 19, 2012 with respect to the statement of revenues and direct operating expenses of the natural gas and oil properties of the Beta Unit for the period January 1, 2009 to December 30, 2009 included in this Registration Statement on Form S-1, and to the reference to our firm under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ KPMG LLP

Dallas, Texas

November 19, 2012